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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------
                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                         (Amendment No.      4       )1
                                       --------------

                     Central European Media Enterprises Ltd.
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                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   G20045 10 3
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                                 (CUSIP Number)


                                Ronald S. Lauder
                          767 Fifth Avenue, Suite 4200
                            New York, New York 10153
                                 (212) 572-4090
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 29, 1999
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-----------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.    G20045 10 3                    13D                Page 2 of 7 Pages
         ---------------------                                      -

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Ronald S. Lauder

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) | |
                                                                         (b) |X|

3          SEC USE ONLY

4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

    NUMBER OF      7      SOLE VOTING POWER
     SHARES
                          6,183,700 Shares  (See Item 5.)

  BENEFICIALLY     8      SHARED VOTING POWER
    OWNED BY
                          646,895 Shares (See Item 5.)

      EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                          6,183,700 Shares (See Item 5.)

     PERSON        10     SHARED DISPOSITIVE POWER
      WITH
                          646,895 Shares (See Item 5.)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,830,595 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.4%

14       TYPE OF REPORTING PERSON*

               IN




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 7 Pages

Item 1.       Security and Issuer.

                  This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Central European Media Enterprises Ltd. (the "Issuer"), a Bermuda company. The Issuer's registered offices are located at Clarendon House, Church Street, Hamilton, HM CX Bermuda. Certain of the Issuer group of companies also maintain offices at 18 D'Arblay Street, London WIV 3FP, England.

Item 2.       Identity and Background.

                  (a) This statement is filed on behalf of Ronald S. Lauder (the "Reporting Person").

                  (b) The address of the Reporting Person is c/o RSL Investments Corporation, 767 Fifth Avenue, Suite 4200, New York, New York 10153.

                  (c) The Reporting Person's principal business occupations are non-executive Chairman of the Board of Directors of each of the Issuer and RSL Communications, Ltd., an international telecommunications company, since 1994. The Reporting Person has served as Chairman of each of Estee Lauder International and Clinique Laboratories, Inc., divisions of The Estee Lauder Companies Inc. since 1987. The address of all of such companies is 767 Fifth Avenue, New York, New York 10153.

                  (d)(e) The Reporting Person has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration.

                  SBS Broadcasting S.A. ("SBS"), a company organized under the laws of Luxembourg, the Reporting Person, and RSL Investments Corporation, RSL Capital LLC and Duna Investments, Inc., all of which are owned by the Reporting Person, entered into an agreement (the "CME Shareholders' Agreement"), dated as of March 29, 1999, to induce SBS to enter into, and in consideration of its entering into, the Reorganization Agreement (the "Reorganization Agreement"). See Item 4.

                  The foregoing description of the CME Shareholders' Agreement is qualified in its entirety by the full text of the CME Shareholders' Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.


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                                                               Page 4 of 7 Pages


Item 4.       Purpose of Transaction.

                  The purpose of the CME Shareholders' Agreement is to facilitate the combination transaction between the Issuer and SBS on the terms set out in the Reorganization Agreement. The Reorganization Agreement provides, among other things, for (a) the sale by the Issuer to SBS of all of the assets, properties and rights of the Issuer (consisting primarily of the stock of CME Media Enterprises B.V., an intermediate holding company wholly owned by the Issuer); (b) the assumption by SBS of, and indemnification of the Issuer with respect to, all liabilities, obligations and commitments of the Issuer, including the Issuer's outstanding bonds (which are intended to remain outstanding following the transaction); (c) the issuance by SBS to the Issuer of a number of common shares of SBS, equal to 0.5 times the total number of shares of the Issuer's Class A Common Stock and shares of the Issuer's Class B common stock, par value $.01 per share (the "Class B Common Stock") outstanding immediately prior to the closing of such transaction; and (d) the immediate commencement of the winding up of the Issuer and distribution of the common shares of SBS so received by the Issuer to the shareholders of the Issuer (followed as soon as practical thereafter by the final dissolution of the Issuer). Accordingly, upon the closing of the transactions contemplated by the Reorganization Agreement, each shareholder of the Issuer would receive 0.5 shares of common shares of SBS for each share of common stock of the Issuer owned by such shareholder.

                  The Reorganization Agreement also contains certain arrangements with respect to the composition of the Board of Directors and the management of SBS.

                  The foregoing description of the Reorganization Agreement is qualified in its entirety by the full text of the Reorganization Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

                  Except as set forth herein, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (i) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

                  (a) As of the date hereof, the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person was 6,830,595 (the "Shares"), approximately 27.4% of the total amount outstanding, based on 18,106,789 shares of Class A Common Stock outstanding as reported by the Issuer. Percentage ownership is calculated pursuant to Rule 13-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. This represents (i) 320,000 shares underlying warrants for Class A Common Stock which are currently exercisable,
(ii) 5,000 shares underlying options for Class A Common Stock which are currently exercisable, (iii) 50,000 shares of Class B Common Stock underlying options which are currently exercisable, which Class B Common Stock is convertible at the option of the Reporting Person into Class A Common Stock, and
(iv) 6,455,595 shares of Class B Common Stock convertible at the option of the holder into Class A Common Stock which includes (a) 120,034 shares of Class B Common Stock held directly by the Reporting Person, (b) 3,385,417 shares of Class B Common Stock held by RSL Investments Corporation, 1,515,000 shares of Class B Common Stock held by RSL

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                                                               Page 5 of 7 Pages


Capital LLC, and 577,788 shares of Class B Common Stock held by Duna Investments, Inc., all of which are owned by the Reporting Person, (c) 210,461 shares of Class B Common Stock held by RAJ Family Partners L.P. and beneficially owned by the Reporting Person, and (d) 646,895 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which 50% of the common stock outstanding is beneficially owned by the 1995 Estee Lauder RSL Trust and beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

                  Pursuant to the CME Shareholders' Agreement, the Reporting Person has agreed to not, prior to the final dissolution of the Issuer (a) sell, assign, pledge, transfer or otherwise dispose of (including, without limitation, any indirect Transfer effected through the Transfer of any equity interest in a shareholder which is not a natural person, a "Transfer") or consent to any Transfer of, any or all the Shares or any interest therein, (b) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, except under or in accordance or not in conflict with the CME Shareholders' Agreement, or (c) deposit such Shares into a voting trust, enter into a voting agreement or arrangement with respect to such Shares or otherwise limit the Reporting Person's power to vote his Shares in a manner that conflicts with the CME Shareholders' Agreement.

                   (b) Under the terms of the CME Shareholders' Agreement, the Reporting Person has agreed to vote his Shares (i) in favor of the Reorganization Agreement and the transactions contemplated thereby and (ii) against any Competing Proposal (as defined in the CME Shareholders' Agreement). Moreover, the Reporting Person irrevocably appointed SBS and Harry Sloan, in his capacity as Chief Executive Officer of SBS, as his proxy to vote the Shares for which the Reporting Person has or shares the power to vote (i) in favor of any transactions contemplated by the Reorganization Agreement and (ii) against any Competing Proposal. The Reporting Person retains his voting rights except to the extent specifically set forth in the CME Shareholders' Agreement. Accordingly, the Reporting Person, as of the date hereof, with respect to matters other than matters relating to the transactions contemplated by the Reorganization Agreement, had sole voting and dispositive power with respect to 6,183,700 shares of Class A Common Stock. This represents (i) 320,000 shares underlying warrants for Class A Common Stock which are currently exercisable, (ii) 5,000 shares underlying options for Class A Common Stock which are currently exercisable, (iii) 50,000 shares of Class B Common Stock underlying options which are currently exercisable, which Class B Common Stock is convertible at the option of the Reporting Person into Class A Common Stock, and (iv) 5,808,700 shares of Class B Common Stock convertible at the option of the Reporting Person into Class A Common Stock which includes (a) 120,034 shares of Class B Common Stock held directly by the Reporting Person, (b) 3,385,417 shares of Class B Common Stock held by RSL Investments Corporation, 1,515,000 shares of Class B Common Stock held by RSL Capital LLC, and 577,788 shares of Class B Common Stock held by Duna Investments, Inc., all of which are owned by the Reporting Person, and (c) 210,461 shares of Class B Common Stock held by RAJ Family Partners L.P. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.


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                                                               Page 6 of 7 Pages


                  Subject to Item 5 (b), the Reporting Person shares voting and dispositive power with respect to 646,895 shares of the Class A Common Stock beneficially owned and into which the 646,895 shares of the Class B Common Stock held by EL/RSLG Media, Inc. are convertible. The 1995 Estee Lauder RSL Trust, of which the Reporting Person is a co-trustee and beneficiary, owns one-half of the common stock outstanding of EL/RSLG Media, Inc. The Reporting Person disclaims beneficial ownership to the extent he does not have a pecuniary interest in such shares. Subject to Item 5 (b), the Reporting Person shares voting and dispositive power with respect to the 646,895 shares with Leonard A. Lauder, a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which owns the other one-half of the common stock outstanding of EL/RSLG Media, Inc. The address of Leonard A. Lauder is c/o The Estee Lauder Companies, Inc., 767 Fifth Avenue, New York, New York 10153. For information regarding Leonard A. Lauder as required by Item 2, please see the Schedule 13D filed by Leonard A. Lauder on January 25, 1996 with respect to ownership of certain shares of the Issuer.

                  The Reporting Person has agreed that, on or prior to the closing date relating to the transaction contemplated by the Reorganization Agreement, he will not (a) initiate or solicit, directly or indirectly, any inquiries or the making of any Acquisition Proposal (as defined in the Reorganization Agreement) or (b) engage in negotiations or discussions with, or furnish any information or data to, any third party relating to an Acquisition Proposal.

                  (c) Except as described above, no transactions in shares of Class A Common Stock were effected during the past 60 days by the persons named in response to paragraph (a) of this Item 5.

                  (d) Leonard A. Lauder shares with the Reporting Person the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 646,895 shares of Class B Common Stock in which the Reporting Person shares voting and dispositive power. Each share of the Class B Common Stock is convertible at the option of the holder into one share of the Class A Common Stock.

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The information set forth under Items 3, 4 and 5 above and in the Exhibits attached hereto is incorporated herein by reference.

                  The CME Shareholders' Agreement provides that the Stock Purchase Agreement between the Issuer and RSL Capital LLC, dated as of December 3, 1998, shall be terminated effective immediately prior to the closing date of the transactions contemplated by the Reorganization Agreement. Accordingly, RSL Capital LLC may not receive additional shares of Class B Common Stock from the Issuer pursuant to the terms of such Stock Purchase Agreement.


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                                                               Page 7 of 7 Pages


Item 7.       Material to be filed as Exhibits

              Exhibit 1 CME Shareholders' Agreement, dated as of March 29, 1999, among SBS Broadcasting S.A., Ronald S. Lauder, RSL Investments Corporation, RSL Capital LLC and Duna Investments, Inc.

              Exhibit 2 Reorganization Agreement, dated as of March 29, 1999, among Central European Media Enterprises Ltd. and SBS Broadcasting S.A.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       April 6, 1999
                                       -----------------------
                                            (Date)



                                       /s/
                                       -----------------------
                                       Ronald S. Lauder